SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DIGITAS INC.

(Name of Subject Company)

DIGITAS INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

PREFERRED STOCK PURCHASE RIGHTS

(Title of Class of Securities)

25388K104

(CUSIP Number of Class of Securities)

David W. Kenny

Chairman and Chief Executive Officer

Digitas Inc.

33 Arch Street

Boston, Massachusetts 02110

(617) 369-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

John T. Haggerty

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend (i) Item 3 – Past contacts, transactions, negotiations and agreements under the heading “Employment and Compensation Arrangements”, (ii) Item 8 – Additional Information and (iii) Item 9 – Exhibits by adding new exhibits (a)(9), (e)(21), (e)(22) and (e)(23) and revising the Exhibit Index accordingly.

Item 3. Past contacts, transactions, negotiations and agreements.

Item 3 is hereby amended by restating the third paragraph under the existing heading “Employment and Compensation Arrangements” and the table below it with the following:

The table below sets forth the amount of retention bonus for Messrs. Kenny and Reidy, and Ms. Lang. Additionally, it sets forth, as of December 22, 2006, the number of unvested stock options, and the dollar value of Restricted Shares at the Offer price, held by each such officer.

Officer	Retention Bonus ($)	Unvested Stock Options	Restricted Shares ($)
David W. Kenny	1,942,188	43,750	1,451,115
Laura W. Lang	1,263,474	71,875	1,079,636
Martin F. Reidy	1,105,611	68,750	576,815

On December 29, 2006, Messrs. Cloutier and Roberts and Ms. Irvine entered into letter agreements with Digitas which amended the terms described above. Pursuant to the letter agreements, the parties have agreed that while it is anticipated that these officers will continue employment for at least six months following consummation of the Offer, they will be deemed terminated upon consummation of the Offer for purposes of the severance provisions of their agreements, and will receive the severance benefits that would have been provided under those agreements if they had been terminated on that date. The parties have further agreed with each of these officers that if such officer remains employed through the six-month anniversary of consummation of the Offer, in lieu of any payment under Digitas’ bonus plan, the officer will receive a $200,000 retention bonus and the remaining base salary installments of the officer’s severance benefit under the employment agreement will be distributed in a lump sum. Each officer will also earn these benefits if terminated by Digitas without cause (as defined in the letter agreements) prior to such anniversary, but in the event of any voluntary termination or a termination by Digitas for cause, the retention bonus will be forfeited and the remaining base salary installments of the severance benefit will continue to be paid in installments. Pursuant to the letter agreements, each officer has waived the right to any further severance benefits upon a future termination of employment with Digitas and its affiliates.

The table below sets forth the amount of deemed cash severance for Messrs. Cloutier and Roberts and Ms. Irvine that will begin to be paid upon consummation of the Offer (assuming compensation information in effect as of December 26, 2006). Additionally, it sets forth, as of December 22, 2006, the number of unvested stock options, and the dollar value of Restricted Shares at the Offer price, held by each officer.

Officer	Deemed Cash Severance Amount ($)	Unvested Stock Options	Restricted Shares ($)
Ernest W. Cloutier	641,750	6,250	124,673
Cella M. Irvine	1,022,000	46,875	543,065
Brian K. Roberts	714,000	41,250	248,373

The descriptions of the agreements are qualified in their entirety by reference to the respective employment agreements and amendments thereto filed as Exhibits (e)(9), (e)(10), (e)(11), (e)(12), (e)(13), (e)(20), (e)(21), (e)(22) and (e)(23) which are incorporated herein by reference.

Item 8. Additional Information.

Item 8 is hereby amended by replacing the first paragraph under the existing heading (d) “Regulatory Approvals” with the following:

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Pursuant to the HSR Act, on January 3, 2007, Publicis filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. If not earlier terminated by, or extended by a request from, the FTC and the Antitrust Division, the 15-calendar day waiting period will expire at 11:59 p.m., New York City time, on January 18, 2007. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Publicis or Digitas. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. Digitas does not, and Publicis has advised Digitas that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Item 9. Exhibits.

Exhibit No.	Description
**(a)(1)	Letter to Stockholders of Digitas Inc., dated December 26, 2006, from David W. Kenny, Chairman and Chief Executive Officer of Digitas Inc. (included as Annex III to this Schedule 14D-9).*

**(a)(2)	Offer to Purchase, dated December 26, 2006 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Publicis Groupe S.A and Pacific Acquisition Corp. filed with the Securities and Exchange Commission on December 26, 2006).*

**(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Publicis Groupe S.A and Pacific Acquisition Corp. filed with the Securities and Exchange Commission on December 26, 2006).*

**(a)(4)	Opinion of Bear, Stearns & Co. Inc., dated December 20, 2006 (included as Annex II to this Schedule 14D-9).*

Exhibit No.	Description
**(a)(5)	Joint Press Release issued by Digitas Inc. and Publicis Groupe S.A., dated December 20, 2006 (incorporated by reference to press release filed with the Securities and Exchange Commission under cover of Schedule 14D-9C by Digitas Inc. on December 20, 2006).

**(a)(6)	Slide Show Presentation for joint conference call held by Digitas Inc. and Publicis Groupe S.A. on December 20, 2006 with analysts and media (incorporated by reference to presentation filed with the Securities and Exchange Commission under cover of Schedule 14D-9 by Digitas Inc. on December 20, 2006).

**(a)(7)	Letter to Employees of Digitas Inc., dated December 20, 2006 (incorporated by reference to letter filed with the Securities and Exchange Commission under cover of Schedule 14D-9C by Digitas Inc. on December 26, 2006).

**(a)(8)	Summary Advertisement as published in The New York Times on December 26, 2006 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO of Publicis Groupe S.A and Pacific Acquisition Corp. filed with the Securities and Exchange Commission on December 26, 2006).*

(a)(9)	Digitas Inc. Employee Questions and Answers, posted to the Digitas Inc. internal web portal on January 3, 2007.

**(e)(1)	Agreement and Plan of Merger, dated December 20, 2006, by and among Publicis Groupe S.A, Pacific Acquisition Corp. and Digitas Inc. (incorporated by reference to Exhibit 2.1 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2006).

**(e)(2)	First Amendment to the Shareholder Rights Agreement, dated December 20, 2006, between Digitas Inc. and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to Digitas Inc.’s Form 8-A/A filed with the Securities and Exchange Commission on December 20, 2006).

**(e)(3)	Section 14(f) Information Statement of Digitas Inc., dated December 26, 2006 (included as Annex I to this Schedule 14D-9).*

**(e)(4)	Form of Indemnification Agreement between Digitas Inc. and each of its directors (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form S-1 (SEC File No. 333-93585), as amended, as filed with the Securities and Exchange Commission).

**(e)(5)	Employment Agreement, dated as of January 6, 1999, by and between David W. Kenny and Bronner Slosberg Humphrey, LLC (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-1 (SEC File No. 333-93585), as amended, as filed with the Securities and Exchange Commission).

**(e)(6)	First Amendment to Employment Agreement, dated as of February 1, 2000, by and between David Kenny and Digitas Inc. (incorporated by reference to Exhibit 10.25 to Digitas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).

**(e)(7)	Second Amendment to Employment Agreement, dated as of January 21, 2005, by and between David Kenny and Digitas Inc. (incorporated by reference to Exhibit 10.1 to Digitas Inc.’s Form 8-K filed with the Securities and Exchange Commission on January 24, 2005).

**(e)(8)	Letter Agreement, dated as of December 20, 2006, among Digitas Inc., Publicis Groupe S.A. and David Kenny (incorporated by reference to Exhibit 10.1 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2006).

Exhibit No.	Description
**(e)(9)	Employment Agreement, dated as of June 22, 2001, between Digitas LLC and Brian Roberts (incorporated by reference to Exhibit 10.27 to Digitas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).

**(e)(10)	First Amendment to Employment Agreement, dated as of January 21, 2005, between Digitas Inc. and Brian Roberts (incorporated by reference to Exhibit 10.3 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2005).

**(e)(11)	Second Amendment to Employment Agreement, dated as of October 16, 2006, between Digitas Inc. and Brian Roberts (incorporated by reference to Exhibit 10.1 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2006).

**(e)(12)	Employment Agreement, dated as of July 20, 2004, between Digitas LLC and Ernest Cloutier (incorporated by reference to Exhibit 10.29 to Digitas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).

**(e)(13)	First Amendment to Employment Agreement, dated as of December 20, 2006, between Digitas Inc. and Ernest Cloutier (incorporated by reference to Exhibit 10.2 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2006).

**(e)(14)	Employment Agreement, dated as of February 17, 1999, by and between Bronner Slosberg Humphrey, LLC and Laura Wicke Lang (incorporated by reference to Exhibit 10.31 to Digitas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).

**(e)(15)	Amendment to Employment Agreement, dated December 7, 2000,, between Laura Lang and Digitas Inc. (incorporated by reference to Exhibit 10.32 to Digitas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).

**(e)(16)	Second Amendment to Employment Agreement, dated as of January 21, 2005, between Digitas LLC and Laura Lang (incorporated by reference to Exhibit 10.2 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2005).

**(e)(17)	Letter Agreement, dated as of December 20, 2006, among Digitas Inc., Digitas LLC and Laura Lang (incorporated by reference to Exhibit 10.3 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2006).

**(e)(18)	Employment Agreement, dated as of January 21, 2005, between Modem Media, Inc. and Martin Reidy (incorporated by reference to Exhibit 10.4 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2005).

**(e)(19)	Letter Agreement, dated as of December 20, 2006, among Digitas Inc., Modem Media, Inc. and Martin Reidy (incorporated by reference to Exhibit 10.4 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2006).

**(e)(20)	Employment Agreement dated as of February 17, 2005, by and between Digitas Inc. and Cella Irvine (incorporated by reference to Exhibit 10.1 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2005).

(e)(21)	Letter Agreement, dated as of December 29, 2006, between Digitas Inc. and Brian Roberts (incorporated by reference to Exhibit 10.1 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2007).

(e)(22)

Letter Agreement, dated as of December 29, 2006, between Digitas Inc. and Cella Irvine (incorporated by reference to Exhibit 10.2 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2007).

(e)(23)	Letter Agreement, dated as of December 29, 2006, between Digitas Inc. and Ernest Cloutier (incorporated by reference to Exhibit 10.3 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2007).

*	Included in copies mailed to stockholders of Digitas Inc.
**	Previously filed as an exhibit to Digitas’ Schedule 14D-9 filed with the SEC on December 26, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2007	DIGITAS INC.

	By:	/s/ Ernest W. Cloutier
Ernest W. Cloutier
Secretary